EXHIBIT (23)(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 27, 2008, accompanying the consolidated financial statements and schedules and management's assessment of the effectiveness of internal control over financial reporting (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes")* included in the Annual report of CTS Corporation and Subsidiaries on Form 10-K for the year ended December 31, 2007. We hereby consent to the incorporation by reference of said reports in the Registration Statements of CTS Corporation on Form S-3 (Nos. 333-117826, effective August 19, 2004, 333-88448, effective June 5, 2002, and 333-72146, effective November 9, 2001) and the Registration Statement on Form S-8 (No. 333-116287, effective June 8, 2004).

Date: February 27, 2008

By: */s/ Grant Thornton LLP*

Grant Thornton LLP
Chicago, Illinois